THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your licensed securities dealer, other licensed corporation, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in First Pacific Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)

Website: http://www.firstpacco.com

(Stock Code: 00142)

DISCLOSEABLE TRANSACTION
ACQUISITION OF INTEREST IN PHILEX MINING CORPORATION

6 November 2008

CONTENTS

DEFINITIONS

In this circular, the following terms and expressions shall have the following meanings, unless otherwise defined or the context otherwise requires:

"Company" or "First Pacific"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Stock Exchange;
"Directors"	the directors of the Company;
"Existing Shareholders"	the shareholders of Philex of record as of 30 October 2008;
"Group"	the Company and/or its subsidiaries from time to time;
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China;
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong;
"Investor"	a wholly owned subsidiary or an affiliate of the Company;
"Latest Practicable Date"	4 November 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Letter Agreement"	the letter agreement entered into between the Company and Philex on 15 October 2008;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;
"Model Code"	The Model Code for Securities Transactions by Directors of Listed Issuers;
"Philex"	Philex Mining Corporation, a Philippine listed company engaged in exploration, development and utilisation of mineral resources;
"PhP"	Philippine Peso, the lawful currency of the Republic of the Philippines;
"SFO"	The Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Term Sheet"	the legally binding term sheet entered into between the Company and Philex on 3 October 2008 in relation to the acquisition of an approximate 20.16% interest in Philex by a wholly owned subsidiary of the Company; and
"US$"	United States dollar, the lawful currency of the United States of America.

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = HK$7.8 = PhP47.26. Percentages and figures expressed in millions and billions have been rounded.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)

Website: http://www.firstpacco.com

(Stock Code: 00142)

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Napoleon L. Nazareno
Ambassador Albert F. del Rosario
Sir David W.C. Tang*, *KBE*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*

* *Independent Non-executive Directors*

6 November 2008

To the shareholders of the Company for information only

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
ACQUISITION OF INTEREST IN PHILEX MINING CORPORATION

INTRODUCTION

Reference is made to the Company's discloseable transaction announcements of 6 October 2008 and 16 October 2008 in relation to the entering into of the Term Sheet and Letter Agreement.

Subsequent to the signing of the Term Sheet, the Company and Philex have entered into the Letter Agreement, supplementing the Term Sheet. The Term Sheet and the Letter Agreement are together referred to as the "Agreement". The purpose of this circular is to provide you with further information in relation to the arrangements under the Agreement.

The arrangements (the "Proposed Transaction") under the Agreement are summarised below:

1. Philex will offer to sell 778,645,691 (approximately 20.06% interest in Philex) common shares of stock (comprising solely of treasury shares of Philex) of Philex ("Offer Shares") on a pro-rata basis to all of its Existing Shareholders at the offer price of PhP7.92 (approximately US$0.1676 and approximately HK$1.31) per share (the "Offer Price") (the "Offer") for a consideration of approximately PhP6.167 billion (approximately US$130.5 million and approximately HK$1,017.8 million).

2. The Investor shall acquire all the Offer Shares not taken up by Existing Shareholders under the Offer at the Offer Price. If none of the Offer Shares were taken up by the Existing Shareholders, the Investor shall acquire the entire amount of the Offer Shares, being 778,645,691 common shares of stock in Philex at the Offer Price. The Investor may, if suitable opportunities arise, acquire further shares, so as to achieve an approximate 20% total shareholding in Philex, from the open market or from Existing Shareholders, subject to compliance with the Listing Rules.

3. The rights of the Investor under the Term Sheet have also been extended – the Investor now has the right to appoint two directors to the board of Philex and have access to financial and other information from Philex (for the purpose of equity accounting the earnings of Philex) upon the Investor having acquired at least 16% interest in Philex.

4. The expected completion date of the Proposed Transaction has been extended to no later than 28 November 2008.

CONSIDERATION

The consideration for the Proposed Transaction is based on the Offer Price. The Investor's maximum financial commitment for the Proposed Transaction will be up to approximately PhP6.167 billion (approximately US$130.5 million and approximately HK$1,017.8 million). The Proposed Transaction will be financed by internal cash and bank borrowings of the First Pacific group of companies. The Company will make one or more announcements, as and when appropriate, after the completion of the Offer, to inform shareholders as to the outcome of the Offer and the shareholding percentage in Philex to be taken up by the Company under the Proposed Transaction.

FINANCIAL EFFECTS OF THE PROPOSED TRANSACTION

After the completion of the Proposed Transaction, the Company's investment in Philex will be accounted for by the Company as an investment in an associated company. In view of the track record and earnings ability of Philex, the Proposed Transaction is expected to have a positive impact on the future earnings of the Group.

REASONS FOR THE PROPOSED TRANSACTION

There exists significant mineral deposits in the Philippines and the development of the mining industry is a particular focus of the Philippine Government and it actively encourages foreign investment in the mining sector. Philex is a company with a long history and which presently has strong cash flows derived from its existing mining interests. The Proposed Transaction represents an attractive opportunity to make an initial investment in a sector which the board of directors of the Company believes will deliver strong growth in the coming years.

Taking into account the above, the Directors are of the view that the terms of the Proposed Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

LISTING RULES IMPLICATIONS

The Proposed Transaction constitutes a discloseable transaction for the Company under the Listing Rules.

GENERAL

The Company is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to Telecommunications, Consumer Food Products, Infrastructure and Natural Resources.

The net asset value of Philex as at 31 December 2007 is PhP8,287 million (approximately US$200.8 million and approximately HK$1,565.9 million) and the net profits of Philex before and after taxation and extraordinary items are PhP5,621 million (approximately US$122.6 million and approximately HK$956.0 million) and PhP5,005 million (approximately US$109.1 million and approximately HK$851.3 million), respectively, for the financial year ended 31 December 2007 and net profits of Philex before and after taxation and extraordinary items are PhP3,572 million (approximately US$69.8 million and approximately HK$544.6 million) and PhP3,087 million (approximately US$60.3 million and approximately HK$470.7 million), respectively, for the financial year ended 31 December 2006.

To the best of the Directors' knowledge, information and belief and having made all reasonable enquiry, Philex and its respective ultimate beneficial owners are third parties independent of the Company and its connected persons.

Your attention is drawn to the information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Interests of Directors in the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares of the Company, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (Model Code), to be notified to the Company and the Stock Exchange were as follows:

(a) Long positions in shares in the Company

Name	Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary share options
Anthoni Salim	1,421,633,963 (C)(i)	44.18	–
Manuel V. Pangilinan	6,432,759 (P)	0.20	62,000,000
Edward A. Tortorici	35,372,131 (P)	1.10	21,760,000
Robert C. Nicholson	–	–	29,500,000
Ambassador Albert F. del Rosario	600,000 (P)	0.02	6,000,000
Benny S. Santoso	–	–	6,000,000
Graham L. Pickles	–	–	3,160,000
Prof. Edward K.Y. Chen, GBS, CBE, JP	–	–	4,500,000
Sir David W.C. Tang, KBE	–	–	3,160,000

(C) = Corporate interest, (P) = Personal interest

(i) *Anthoni Salim owns 100 per cent of First Pacific Investments (BVI) Limited which, in turn, is interested in 631,404,599 shares in the Company. Of this, 33.334 per cent is held by Anthoni Salim directly, and 66.666 per cent by Salerni International Limited (a company which Anthoni Salim directly holds 100 per cent of the issued share capital). Anthoni Salim also owns 56.8 per cent of First Pacific Investments Limited which, in turn, is interested in 790,229,364 shares in the Company. Of this, 10 per cent is held by Anthoni Salim directly, and 46.8 per cent by Salerni International Limited. The remaining 43.2 per cent interest in First Pacific Investments Limited is owned as to 30 per cent by Sutanto Djuhar, 10 per cent by Tedy Djuhar and 3.2 per cent by a company controlled by Ibrahim Risjad, all of whom are Non-executive Directors of the Company.*

(b) *Long positions in shares in associated corporations*

- Manuel V. Pangilinan owned 1,342,404 common shares(P) in Metro Pacific Investments Corporation (MPIC), 206,033 common shares(P) in Philippine Long Distance Telephone Company (PLDT) and 360 preferred shares(P) in PLDT as beneficial owner and a further 15,417 common shares in PLDT as nominee.

- Edward A. Tortorici owned 69,596 common shares(C) and 660,000 common shares(P) in MPIC and 104,874 common shares(P) in PLDT.

- Sutanto Djuhar owned 15,520,335 ordinary shares(C) in P.T. Indofood Sukses Makmur Tbk (Indofood).

- Tedy Djuhar owned 15,520,335 ordinary shares(C) in Indofood.

- Ibrahim Risjad owned 6,406,180 ordinary shares(C) in Indofood.

- Anthoni Salim owned 632,370 ordinary shares(C) in Indofood and a direct interest of 2,007,788 shares in Indofood Agri Resources Ltd. (IndoAgri) through his controlled corporations other than First Pacific and an indirect interest of 998,200,000 IndoAgri shares through First Pacific group companies".

- Ambassador Albert F. del Rosario owned 140,005 common shares(P) and 1,560 preferred shares(P) in PLDT, 32,231,970 preferred shares in Prime Media Holdings, Inc. (PMH) as nominee, 4 common shares(P) in PMH as beneficial owner, 4,922 common shares(P) in Costa de Madera Corporation, 15,000 common shares(P) in Metro Pacific Land Holdings Inc., and 80,000 common shares(P) in Metro Strategic Infrastructure Holdings, Inc.

- Napoleon L. Nazareno owned 6,648 common shares(P) in MPIC, 13,927 common shares(P) in PLDT and 495 preferred shares(P) in PLDT.

(P) = Personal interest, (C) = Corporate interest

At the Latest Practicable Date, other than as disclosed, none of the Directors and chief executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

(ii) Interests of Substantial Shareholders in the Company

The register of interests in shares and short positions of substantial shareholders maintained under Section 336 of the SFO shows that at the Latest Practicable Date, the Company had been notified that the following persons were interested in five per cent or more of the Company's issued share capital:

(a) Salerni International Limited (Salerni), which was incorporated in the British Virgin Islands, was interested in 1,421,633,963 shares of the Company (long position) at the Latest Practicable Date, representing approximately 44.18 per cent of the Company's issued share capital, by way of its 46.80 per cent interest in First Pacific Investments Limited (FPIL-Liberia) and its 66.666 per cent interest in First Pacific Investments (BVI) Limited (FPIL-BVI).

(b) FPIL-Liberia, which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares at the Latest Practicable Date, representing approximately 24.56 per cent of the Company's issued share capital at that date. FPIL-Liberia is owned by the Chairman (Anthoni Salim) and three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), in the proportion specified in note (i) of the table on page 7. Anthoni Salim is taken to be interested in the shares owned by FPIL-Liberia.

(c) FPIL-BVI, which was incorporated in the British Virgin Islands, beneficially owned 631,404,599 ordinary shares at the Latest Practicable Date, representing approximately 19.62 per cent of the Company's issued share capital at that date. Anthoni Salim, the Chairman of the Company, beneficially owns the entire issued share capital of FPIL-BVI and, accordingly, is taken to be interested in the shares owned by FPIL-BVI.

(d) Marathon Asset Management Limited (Marathon), a U.K. incorporated company, notified the Company that it held 208,871,173 ordinary shares of the Company in August 2008, representing approximately 6.48 per cent of the Company's issued share capital at that time. At the Latest Practicable Date, the Company has not received any other notification from Marathon of any change to such holding.

Other than as disclosed, the Directors and chief executive of the Company are not aware of any person at the Latest Practicable Date who had an interest or short position in the shares or underlying shares and debentures of the Company which would be required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was interested, directly or indirectly, in five per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of the Company.

3. SERVICE CONTRACTS

No Director has an unexpired contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

4. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

5. COMPETING INTERESTS

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors or their respective associates have a controlling interest in a business which competes either directly or indirectly with the business of the Company.

As at the Latest Practicable Date, no Director has any interest, direct or indirect, in any assets which have been, since the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group.

6. MISCELLANEOUS

(i) The Company Secretary of the Company is Ms. Nancy L.M. Li, MSc (Corporate Governance and Directorship), BA, FCS(PE), FCIS.

(ii) The qualified accountant of the Company is Mr. Richard L. Beacher, BA(Hons) in Economics and Accounting, FCCA, CPA

(iii) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda. The principal office of the Company is at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

(iv) The principal share registrar and transfer office is Butterfield Fulcrum Group (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda.

(v) The share registrar and transfer office (Hong Kong Branch) is Computershare Hong Kong Investor Services Limited at 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(vi) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

此乃要件　請即處理

閣下如對本通函任何方面**有任何疑問**，應諮詢　閣下之持牌證券商、其他持牌法團、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之第一太平有限公司股份全部**出售或轉讓**，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址：http://www.firstpacco.com

(股份代號：00142)

須予披露之交易
收購PHILEX MINING CORPORATION 之權益

二零零八年十一月六日

目　錄

在本通函內，除另有定義或文義另有所指外，下列詞語具有以下涵義:

「本公司」或「第一太平」	指	第一太平有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市；
「董事」	指	本公司之董事；
「現有股東」	指	Philex的股東登記冊顯示於二零零八年十月三十日之已登記股東；
「本集團」	指	本公司及／或其不時之附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「港元」	指	香港法定貨幣港元；
「投資者」	指	本公司之一間全資擁有附屬公司或聯屬公司；
「最後可行日期」	指	二零零八年十一月四日，即本通函付印前可確定其所載若干資料的最後可行日期；
「函件協議」	指	本公司與Philex於二零零八年十月十五日訂立之函件協議；
「上市規則」	指	香港聯合交易所有限公司之證券上市規則；
「標準守則」	指	上市發行人董事進行證券交易的標準守則；
「Philex」	指	Philex Mining Corporation，為一家菲律賓上市公司，從事勘探、開發及利用礦物資源之業務；
「PhP」	指	菲律賓共和國法定貨幣菲律賓披索；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「聯交所」	指	香港聯合交易所有限公司；

「合約細則」 指 本公司與Philex於二零零八年十月三日就本公司之全資擁有附屬公司收購Philex約20.16%權益而訂立一份具法律約束力之合約細則；及

「美元」 指 美利堅合眾國法定貨幣美元。

除另有指明外，所引述貨幣價值之換算為概約數值，匯率為1.00美元兑7.8港元兑47.26菲律賓披索。百分比及以百萬元及十億元顯示的數額均已約整。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址：http://www.firstpacco.com

(股份代號：00142)

林逢生，*主席*
彭澤仁，*常務董事兼行政總監*
唐勵治
黎高臣
Napoleon L. Nazareno
Albert F. del Rosario大使
鄧永鏘爵士*，*KBE*
林宏修
林文鏡
Ibrahim Risjad
謝宗宣
Graham L. Pickles*
陳坤耀教授*，*金紫荊星章、CBE、太平紳士*

* *獨立非執行董事*

敬啟者：

須予披露之交易
收購PHILEX MINING CORPORATION之權益

引言

謹請參閱本公司於二零零八年十月六日及二零零八年十月十六日刊發的須予披露之交易的公告，內容有關訂立合約細則及函件協議。

在簽署合約細則之後，本公司與Philex已訂立函件協議，以補充上述之合約細則。合約細則及函件協議合共統稱為「該協議」。刊發本通函之目的乃旨在向　閣下進一步提供有關根據該協議所作出之安排之資料。

根據該協議所作出之安排(「建議交易」)概述如下：

1. Philex將按每股7.92菲律賓披索(約0.1676美元及約1.31港元)之發售價(「發售價」)，以約61.67億菲律賓披索(約1.305億美元及約10.178億港元)的作價按比例向其現時之全體股東提出發售建議，以出售778,645,691股Philex股本中的普通股(「發售股份」)(相當於Philex約20.06%權益)(僅包括Philex之庫存股份)(「發售建議」)。

2. 投資者將按發售價收購所有並未獲現時股東根據發售建議而接納之發售股份。倘若現時股東概無接納任何發售股份，則投資者將按發售價收購全數發售股份，即778,645,691股Philex股本中的普通股。投資者可在適當時機出現時從公開市場或從現時股東進一步收購Philex股份，以使於Philex之股權合共約達20%，惟須符合上市規則之規定。

3. 投資者根據合約細則之權利亦已經擴大至：當投資者收購了Philex最少16%權益時，投資者將有權委任兩名董事加入Philex董事會，並可取得Philex之財務及其他資料（以便投資者可以權益法將Philex之盈利入賬）。

4. 預期建議交易將會延長至不遲於二零零八年十一月二十八日完成。

作價

建議交易之作價乃根據發售價而釐定。投資者為建議交易須負上之最高財務承擔將以約61.67億菲律賓披索（約1.305億美元及約10.178億港元）為限。建議交易將會由第一太平集團的成員公司以內部現金及銀行貸款提供所需資金。於發售建議完成後，本公司將在適當時候發表一份或以上的公告，以知會股東有關發售建議之結果及本公司根據建議交易所收購之Philex股權百分比。

建議交易之財務影響

在建議交易完成後，本公司於Philex之投資將會被本公司列作一項於聯營公司之投資。經考慮Philex之往績及盈利能力，預期建議交易將會對本集團未來盈利有正面的影響。

進行建議交易之理由

菲律賓擁有極豐富之礦物蘊藏，而開發採礦業乃菲律賓政府特別專注之項目，其正積極鼓勵外資參與採礦業務。Philex為一家歷史悠久之公司，其現有之採礦權益為Philex帶來強勁之現金流量。本公司董事會相信，建議交易乃向採礦業作初步投資之良機，其將於日後為本公司帶來強勁增長。

經考慮上文所述，董事認為建議交易之條款乃屬公平合理，且符合本公司股東之整體利益。

上市規則之含義

根據上市規則，建議交易構成本公司之一項須予披露之交易。

一般資料

本公司為一家建基於香港，業務位於亞洲的投資及管理公司，其業務以經營電訊、消費性食品、基建及天然資源為主。

Philex於二零零七年十二月三十一日之資產淨值為82.87億菲律賓披索（約2.008億美元及約15.659億港元），而Philex於截至二零零七年十二月三十一日止財政年度之除稅及特殊項目前及除稅及特殊項目後純利分別為56.21億菲律賓披索（約1.226億美元及約9.56億港元）及50.05億菲律賓披索（約1.091億美元及約8.513億港元），而Philex於截至二零零六年十二月三十一日止財政年度之除稅及特殊項目前及除稅及特殊項目後純利分別為35.72億菲律賓披索（約6.98千萬美元及約5.446億港元）及30.87億菲律賓披索（約6.03千萬美元及約4.707億港元）。

經作出一切合理查詢後，就董事所知、所悉及所信，Philex及其各最終實益擁有人均為獨立於本公司及其關連人士之第三方。

謹請　閣下細閱本通函附錄的資料。

此致

本公司列位股東　台照（僅供參考）

承董事會命
第一太平有限公司
常務董事兼行政總監
彭澤仁

二零零八年十一月六日

1. 責任聲明

本通函所載資料乃遵照上市規則規定而刊載，以提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任。彼等經作出一切合理查詢後確認，就彼等所深知及確信，概無遺漏任何其他事實導致本通函所載任何內容有所誤導。

2. 權益披露

(i) 董事擁有本公司及其相聯法團之權益

於最後可行日期，本公司董事及行政總監於本公司之股份及於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之相關股份及債券中擁有：(a)須根據證券及期貨條例第XV部第7及8分部知會本公司及聯交所(包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉)；或(b)須遵照證券及期貨條例第352條被列入該條所指登記冊內；或(c)須根據上市發行人董事進行證券交易之標準守則(「標準守則」)知會本公司及聯交所之權益及淡倉如下：

(a) 於本公司股份之好倉

姓名	普通股	佔已發行股本的概約百分比*(%)*	普通股購股權
林逢生	1,421,633,963 *(C)(i)*	44.18	–
彭澤仁	6,432,759 *(P)*	0.20	62,000,000
唐勵治	35,372,131 *(P)*	1.10	21,760,000
黎高臣	–	–	29,500,000
Albert F. del Rosario大使	600,000 *(P)*	0.02	6,000,000
謝宗宣	–	–	6,000,000
Graham L. Pickles	–	–	3,160,000
陳坤耀教授，*金紫荊星章、CBE、太平紳士*	–	–	4,500,000
鄧永鏘爵士，*KBE*	–	–	3,160,000

(C)=法團權益，(P)=個人權益

(i) *林逢生擁有First Pacific Investments (BVI) Limited 100%權益，而該公司則擁有本公司631,404,599股股份權益。於該等本公司股份中，林逢生直接持有33.334%權益，而66.666%權益則由林逢生直接持有全部已發行股本之公司Salerni International Limited持有。林逢生亦擁有First Pacific Investments Limited的56.8%權益，而該公司則擁有本公司790,229,364股股份權益。於該等本公司股份中，10%由林逢生直接持有，而46.8%則由Salerni International Limited持有。First Pacific Investments Limited餘下之43.2%權益由本公司非執行董事林文鏡、林宏修及Ibrahim Risjad控制之公司分別持有30%、10%及3.2%權益。*

(b) *於相聯法團股份之好倉*

- 彭澤仁以實益擁有人身份擁有1,342,404股Metro Pacific Investments Corporation（MPIC）普通股(P)，206,033股Philippine Long Distance Telephone Company (PLDT)普通股(P)及360股PLDT優先股(P)，並以代理人身份持有15,417股PLDT普通股。

- 唐勵治擁有69,596股MPIC普通股(C)及660,000股MPIC普通股(P)，以及104,874股PLDT普通股(P)。

- 林文鏡擁有15,520,335股P.T. Indofood Sukses Makmur Tbk (Indofood)普通股(C)。

- 林宏修擁有15,520,335股Indofood普通股(C)。

- Ibrahim Risjad擁有6,406,180股Indofood普通股(C)。

- 林逢生擁有632,370股Indofood普通股(C)，並透過其控制公司（第一太平除外）直接擁有2,007,788股Indofood Agri Resources Ltd. (IndoAgri)之股份權益，以及透過第一太平集團的成員公司間接擁有998,200,000股IndoAgri股份之權益。

- Albert F. del Rosario大使擁有140,005股PLDT普通股(P)及1,560股PLDT優先股(P)，以代理人身份持有32,231,970股Prime Media Holdings, Inc. (PMH)優先股，以實益擁有人身份擁有4股PMH普通股(P)，以及擁有4,922股Costa de Madera Corporation普通股(P)、15,000股Metro Pacific Land Holdings Inc.普通股(P)，以及80,000股Metro Strategic Infrastructure Holdings, Inc.普通股(P)。

- Napoleon L. Nazareno擁有6,648股MPIC普通股(P)、13,927股PLDT普通股(P)及495股PLDT優先股(P)。

(P)=個人權益，(C)=法團權益

於最後可行日期，除上文所披露者外，概無本公司董事及行政總監於本公司或其任何相聯法團(定義見證券及期貨條例)之股份、相關股份及債券中，擁有或視作擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條被列入該條所述之登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉及淡倉權益。

(ii) 主要股東擁有本公司之權益

根據證券及期貨條例第336條存置之主要股東股份權益及淡倉名冊顯示，於最後可行日期，本公司已知悉下列人士擁有本公司已發行股本5%或以上權益：

(a) Salerni International Limited (Salerni)，在英屬維爾京群島註冊成立。於最後可行日期，Salerni透過其於First Pacific Investments Limited (FPIL-Liberia)之46.80%權益及於First Pacific Investments (BVI) Limited (FPIL-BVI)之66.666%權益，擁有本公司1,421,633,963股股份(好倉)，佔本公司已發行股本約44.18%。

(b) FPIL-Liberia，在利比里亞共和國註冊成立。於最後可行日期，FPIL-Liberia實益擁有本公司790,229,364股普通股，佔本公司當日已發行股本約24.56%。FPIL-Liberia由主席(林逢生)以及三位非執行董事(林文鏡、林宏修及Ibrahim Risjad)擁有，各人所佔權益比例已列示於第7頁列表附註(i)。林逢生被視為擁有FPIL-Liberia所持股份之權益。

(c) FPIL-BVI，在英屬維爾京群島註冊成立。於最後可行日期，FPIL-BVI實益擁有631,404,599股普通股，佔本公司當日已發行股本約19.62%。本公司主席林逢生實益擁有FPIL-BVI全部已發行股本，因此被視為擁有FPIL-BVI所持股份的權益。

(d) Marathon Asset Management Limited (Marathon)，於英國註冊成立。於二零零八年八月，Marathon通知本公司其持有本公司208,871,173股普通股，佔本公司當日已發行股本約6.48%。於最後可行日期，本公司並無接獲有關Marathon所持股權變動之其他通知。

除上文所披露者外，就本公司董事及行政總監所知，於最後可行日期，概無其他人士擁有須根據證券及期貨條例第XV部第2及3分部須向本公司披露擁有本公司股份、相關股份及債券之權益或淡倉，或直接或間接擁有可於任何情況下在本公司股東大會中投票之任何類別股本面值5%或以上之權益。

3. 服務合約

概無任何董事與本公司訂立本公司若不作賠償(法定賠償除外)則不可於一年內終止之未屆滿服務合約。

4. 訴訟

於最後可行日期，本公司及其任何附屬公司概無牽涉任何重大訴訟或仲裁，以及就董事所知，本集團任何成員公司亦無任何尚未完結或將面對的重大訴訟或索償。

5. 競爭權益

於最後可行日期，就董事所知，董事或彼等各自之聯繫人概無於與本公司業務直接或間接構成競爭之業務中擁有控股權益。

於最後可行日期，各董事概無於本集團任何成員公司自本公司最近期刊發之經審核賬目結算日期以來所收購、出售或租賃之任何資產中直接或間接擁有任何權益。

6. 其他資料

(i) 本公司之公司秘書為李麗雯女士(公司管治及董事學碩士、文學學士、FCS(PE)、FCIS)。

(ii) 本公司之合資格會計師為利翊綽先生(經濟及會計(榮譽)學士、FCCA、CPA)。

(iii) 本公司之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda，而本公司之總辦事處則位於香港中環康樂廣場八號交易廣場第二座二十四樓。

(iv) 主要股份登記及過戶處為Butterfield Fulcrum Group (Bermuda) Limited，位於Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda。

(v) 股份登記及過戶處(香港分處)為香港中央證券登記有限公司，位於香港灣仔皇后大道東一百八十三號合和中心十八樓。

(vi) 若本通函之中文版內容與英文版出現歧義，概以英文版為準。

END